December 8, 2023

Ms. Mary Beth Breslin

Legal Branch Chief

Office of Real Estate and Construction

Division of Corporation Finance

Securities and Exchange Commission

Washington DC 20549

Re:	Boxabl Inc.

Amendment No. 2 to Registration Statement on Form 10-12G

Filed October 31, 2023

File No. 000-56579

Dear Ms. Breslin:

We acknowledge receipt of the comments in your letter dated November 22, 2023, regarding Amendment No. 2 to the Registration Statement on Form 10-12G of Boxabl Inc. (the “Company”), which we have set out below, together with our responses. All responses below refer to revised disclosure in Amendment No. 3 to our Form 10-12G filed simultaneously with the submission of this correspondence.

Amendment No. 2 to Registration Statement on Form 10-12G filed October 31, 2023

Implications of Being an Emerging Growth Company, page 3

1. Please revise your disclosure here and throughout your registration statement to remove any statement that you are subject to the requirements of Regulation A reporting and clearly state that you are subject to the ongoing reporting requirements of the Securities Exchange Act of 1934. Your Form 10 registration statement under Section 12(g) became effective automatically effective 60 days after it was filed.

The Company has revised the section “Implications of Being an Emerging Growth Company” on page 3.

Item 1. Business

Product Features, page 7

2. Please clarify your disclosure in the table to reflect which product features you currently have versus those you plan to offer.

The Company has revised its disclosure beginning on page 6   to clarify that our product currently has the features disclosed in the table.

Item 1A. Risk Factors, page 17

3. We note that several of your risk factors highlight the risk that inflationary trends could affect your business due to a reduction in housing demand and increased pricing for materials. Please update both the Risk Factor and the Management’s Discussion and Analysis sections if recent inflationary pressures have materially impacted your operations. In this regard, identify the types of inflationary pressures you are facing and how your business has been affected.

The Company has added risk factors on pages 17 through 18. We also revised our disclosure on page 37 of Item 2 Financial Information to discuss why inflationary pressures have not materially impacted the Company’s operations.

As we grow our business, we may not be able to manage our growth successfully, including development of our internal controls., page 18

4. Please revise your disclosure to state whether the fraudulent conduct you discovered had any material impact on your internal controls or operations.

Please see the revised disclosure located on page 18.

Item 2. Financial Information, page 24

5. We note your statement that “[t]he purchase of the reserved Casitas by each of those potential customers who have placed deposits represents potential revenue of $900 million, and potential revenue of over $10 billion if all potential customers, including those who have not placed deposits, were to order one Casita.” Please disclose a reasonable basis for these projections or delete. See Item 10(b) of Regulation S-K.

The Company has removed the disclosure from Item 1. Financial Information.

6. Please expand your discussion under results of operations for all periods to quantify each factor you cite as impacting your operations. For example, you state that the cost of goods sold for the three and six months ended June 30, 2023 decreased and that costs include raw materials, assembly costs, shipping, and labor without quantifying the impact attributed to each component. Also describe unusual or infrequent events, significant economic changes, and significant components of revenues and expenses. For example, your discussion of the decrease in revenues for the same periods does not explain whether the permitting process delay was a one-time event or may continue in the future and the impact on future revenues. See Item 303(b)(2) and (c) of Regulation S-K.

Please see revisions on pages 26 – 34.

Trend Information, page 25

7. You reference elsewhere in your registration statement the section “Unit Economics” within Trend Information discussing the refinement and scalability of your operations such that you anticipate achieving positive net revenues. We are unable to locate such disclosure. Please advise.

We have removed all references to that disclosure throughout the Form 10-12G.

Planned Timeline, page 34

8. In your planned timeline over the next twelve months, please disclose your estimate of the funds necessary to complete the projects and the amounts and sources of such funds.

Please see the revised disclosure in the section “Planned Timeline” now located on page 37.

Item 10. Recent Sales of Unregistered Securities, page 50

9. Please include all your recent sales of unregistered securities, such as your sales of preferred stock in 2023 on FrontFundr.com. For each transaction, please provide the disclosure required by Item 701 of Regulation S-K, including the section of the Securities Act or the rule of the Commission under which exemption from registration is claimed and the facts relied upon to make the exemption available.

Please see the revised disclosure on page 53 – 54.

Item 15. Financial Statements and Exhibits Note 3 - Investments, page F-28

10. We note you classify the unrealized gains/losses on your investments in the statements of operations. However, we did not note your accounting policies for your investments, which primarily consist of U.S. treasury notes. Revise to provide your accounting policy for your investments, as required by ASC 320-10-50.

Please the disclosure we added in the sections “Marketable Securities” and “Equity Method and Non-marketable Equity Investments” located in Note 2 to the Consolidated Financial Statements for the fiscal years ended December 31, 2022 and 2021.

Note 6 - Debt

Convertible Notes Payable, page F-30

11. We note your disclosures stating you converted promissory notes on April 1, 2022 and that the conversion rates used were significantly different than the stated conversion rates in the convertible promissory notes. We further note that this conversion caused you to issue 779,483,823 shares of Non-Voting Series A-1 Preferred Stock valued at $623.6 million to convert the principal amount due of $44.8 million and $2.0 million of accrued interest. Please provide for us the initial terms, as well as the amended terms and address why the notes were not converted at the conversion rates initially agreed upon.

Please see the revised disclosure under the heading “Extinguishment of Debt and Interest Expense” throughout Item 2. Financial Information, and in Note 6 to the Consolidated Financial Statements for the fiscal years ended December 31, 2022 and 2021.

Note 9 - Stockholders’ Equity (Deficit) Sale of Preferred Stock, page F-33

12. We note your disclosure stating you sold 741,700 Preferred Series A-1 shares for gross proceeds of approximately $59 thousand (at $0.079 per share). We further note you reported 741,700 Preferred Series A-1 shares being issued in the Statements of Changes to Stockholders’ Equity (Deficit) on page F-21 for proceeds of approximately $593 thousand (at $0.80 per share). Please reconcile these amounts and revise the filing accordingly.

Please see the revisions in “Issuance of Preferred Stock” in Note 9 to the Consolidated Financial Statements for the fiscal years ended December 31, 2022 and 2021, located on page F-50.

Note 11 - Subsequent Events, page F-36

13. We note your disclosure pertaining to preferred stock offerings during January through June 2023 pertaining to U.S. and Canadian capital raises. Please reconcile the amounts provided herein to your interim statement of changes to stockholders’ equity for the period ended June 30, 2023 and advise or revise the filing as needed.

Please see the revised disclosure to “Preferred Stock” located in Note 11 Subsequent Events to the Consolidated Financial Statements for the fiscal years ended December 31, 2022 and 2021, located on page F-53.

Exhibits

14. The disclosure on your website states that you entered into a partnership with Elevate.Money, Inc. in April 2023. Please file the partnership agreement as an exhibit or advise.

Please see Exhibit 10.21 filed herewith.

Thank you again for the opportunity to respond to your questions regarding the Offering Statement of Boxabl Inc. If you have additional questions or comments, please contact me at andrew@crowdchecklaw.com.

Sincerely,

/s/ Andrew Stephenson
Andrew Stephenson
Partner
CrowdCheck Law LLP

cc:	Paolo Tiramani

Chief Executive Officer

Boxabl Inc.